

Mail Stop 4631

December 7, 2009

via U.S. mail and facsimile

Jerry Dumas, Chief Executive Officer
Flotek Industries, Inc.
2930 W. Sam Houston Pkwy N.
Houston, Texas   77043

> RE: Flotek Industries, Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2008
> Form 10-Q for the Fiscal Quarter Ended June 30, 2009
> Proxy Statement
> Filed April 29, 2008
> File No. 000-52423

Dear Mr. Dumas:

We have reviewed your response letter dated November 18, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Form 10-K for the Fiscal Year Ended December 31, 2008

Amendment No.1 to Form 10-K

Signatures

1. Please refer to comment 15 of our letter dated September 14, 2009. Because the Section 906 certifications contained in your Form 10-K filed on March 16, 2009 were not dated, you must file a <u>full</u> amendment to your annual report that includes the proper certifications required by Items 601(b)(32) of Regulation S-K. Please ensure that you refer appropriately to the amended Form 10-K in your Section 302 and 906 certifications that are filed in connection with your amendment.

2. Please ensure that your next amendment includes signatures that conform to the requirements of the Form. See Instruction D to Form 10-K.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief